EXHIBIT 99.1

Amarc Attending Conferences in March

VANCOUVER, BC / ACCESSWIRE / February 28, 2023 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR); (OTCQB:AXREF) is pleased to provide details of its executive team's participation in conferences during March 2023.

•	March 5-9, 2023 Amarc is attending the 2023 Prospectors & Developers Association of Canada Conference ("PDAC") in the Convention Centre in Toronto.

○	Corporate Presentation by Dr. Diane Nicolson, President & CEO March 6, 2023 at 10:02 am EST at the Corporate Presentation Forum for Investors, Base Metals 1, Room 801A
○	Visit Amarc at booth #2850 in the Investor Exchange and meet with Dr. Diane Nicolson and Robert Dickinson, Executive Chair

•	March 28, 2023, Amarc will be presenting at the virtual KINvestor Green Future Conference.

○	Corporate Presentation by Dr. Diane Nicolson, President & CEO March 28, 2023 8 am PST To attend, register at https://us06web.zoom.us/webinar/register/6016775439058/WN_TEaDseneQsm9I7ZW_mdJmw

Amarc's expansive, 100%-owned copper±gold districts are located in British Columbia. The JOY, DUKE and IKE districts host four known copper±gold deposits prime for moving toward development, and 10 porphyry copper-gold deposit targets that are ready for drill discovery. Active drilling programs have been underway in 2022 and continue into 2023.

Amarc and Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") made considerable progress at the JOY District ("JOY"), completing a second comprehensive program with a substantial drilling component in 2022. In November, Amarc and Boliden Mineral Canada Ltd. ("Boliden") completed an agreement on the DUKE District ("DUKE"), and initiated drilling at the DUKE Deposit before year end. Freeport at JOY and Boliden at DUKE can earn up to a 70% interest in the districts by funding $110 million and $90 million of staged earn-in expenditures, respectively.

With potentially $200 million in non-share dilutive funding, the investments made through these agreements will enable considerable advancement of the exploration and development of our projects. In addition, the fully-funded, ongoing exploration activities at the JOY and DUKE Districts will provide a significant flow of results in 2023.

Conference delegates are also invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or at dianenicolson@hdimining.com in advance to organize a time for a meeting and to receive further information.

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Amarc Resources Ltd.